Exhibit 4.15

“HUXLEY: The Dystopia” Channeling Contract

WEBZEN Inc., (the “A”) and NHN Corporation, (the “B”) hereby agree to the following with regards to providing the game contents of the online game, “HUXLEY: The Dystopia” (“HUXLEY”), published by “A” within the online game portal service, Hangame service (“Hangame”), which is operated by “B.”

Article 1 (Purpose of Contract)

“This contract” is entered into so as to clarify the rights and obligations of “A” and “B” required for providing the online game “HUXLEY,” published by “A” to the users of “B” within Hangame, operated by “B.”

Article 2 (Definitions)
The terms used in “this contract” are defined as follows, and undefined terms are to be interpreted in accordance with normal commercial practices.

1.	“This Game” refers to the online game “HUXLEY,” to which “A” has acquired publishing rights legally enabling “A” to service and commercialize the game.
2.	“Channeling Service” refers to the service of providing the game serviced and operated by “A” so that it may be used by subscribing and connecting through Hangame “B.”
3.	“Members” refer to subscribers of Hangame who use free and charged games through Hangame.
4.
“Charged Service” refers to the profitable “service” of “A” charging the members of “B” a fee for the use of this game or selling them items necessary for playing the game through the “channeling service.”

5.
“Hancoins” refer to online certificates with the equivalent value of cash issued by “B” for the use of purchasing payment methods of “this game” (“Cash”) in order for the members of “B” to use the charged service of “this game.”

6.	“Hancoin Exhaustion” refers to the total amount of “Hancoins” (VAT not included) members of “B” spent to purchase “Cash” to use “this game” of “A.”
7.	“Hancoin Handling Fee” refers to the expenses accrued when “A” and “B” settle “Hancoin Exhaustion” and the ration is to be 11% of “Hancoin Exhaustion” (VAT included).
8.
“Business Expenses” refer to the expenses incurred to “A” from the service of “this game” which includes system expenses (H/W, S/W), wages (game operations, call centers), and other actual expenses, and the details of which are in accordance with <Annex 1. Business Expenses Details>.

9.	“Publishing Profits” refer to the net profits of “A” incurred by publishing, calculated by subtracting “Expenses” from the total usage fees and sales acquired by “A” through the publishing service (“publishing service”) provided by “A” directly or through a third party, and “publishing service” does not include the “channeling service” provided through Hangame. However, business profits acquired from PC rooms are excluded from publishing profits.

10.
“Expenses” refer to expenses and fees paid into the billing system of “A” or to billing agencies, channel service fees “A” pays to third parties, and other taxes and do not include “business expenses.”

11.	“OBT Service” refers to the free of charge “service” opened to an unlimited number of users for the purpose of testing this game.

Article 3 (Scope of the Contract)
The scope of the “channeling service” provided by “A” to “B” under this contract is as follows.
1. Service Region: Republic of Korea
2. Service URL: www.hangame.com (alterations and additions possible under the service of the same subject)
3. Serviced Game: Online game “HUXLEY”

Article 4 (Term of Contract)
“This contract” comes into effect upon signing, and is valid until 2 years after initiating “OBT service” in the service region.

Article 5 (Obligations of “A”)
1.	“A” must smoothly provide “B” with the materials and contents necessary for the “channeling service” of “this game.”
2.
In order to conduct “channeling service” of this game, “A” must optimize services in accordance with the technical policies of Hangame (web, launcher, operations, security tools etc.). Especially, “A” should use their own funds to use the security tools recommended by “B” in accordance with the security policy of “B” and is liable for the consequences of not using such tools.

3.
“A” actively participates in the QA (Quality Assurance) activities regarding security and certification etc., of “B” for the “channeling service” and must satisfy the standards set by “B.” If “A” does not satisfy the standards set by “B,” “B” may decide not to initiate “channeling service” and may halt “channeling service” even during “charged service.”

4.
“A” is in charge of the service and operation part (including channeling service) of the game and must procure the necessary equipment and manpower (network/CDN, DB server, game, web server related system engineers, GM, web operators etc.).

5.	“A” provides the client support service for members (handling of user inquiries, operational tasks etc.,) and when personal information on members is required with regards to such tasks, “A” must confer with “B” in advance to make sure no legal errors are made.
6.
“A” conducts client support tasks on the site of “B” regarding the service of “this game”, and with regards to the detailed operational roles of the parties, the guide provided by “A” is to be followed.

7.
Except for cases of force majeure such as natural disasters etc., “A” makes efforts to provide the game with stability for the “channeling service” of “B,” and when interruptions are unavoidable due to regular maintenance and technical requirements, “B” must be notified in advance.

8.	“A” can upgrade or patch the game at their own discretion.
9.
“A” must take care of registration, rating, licensing, and evaluation etc., of the game required for the “channeling service” of “B” at their own expense and liability, and acquire the game rating agreed upon in advance.

10.
“A” must conduct operations of the game directly operated by “A” and provided through “channeling service” by Hangame without discrimination, and as a principle, upgrades, patches, and in-game events etc., will be conducted and managed simultaneously.

11.	“A” oversees and operates the construction, design, and operation of the website of “this game” within the site of “B.”
12.	“A” is in charge of providing and managing hardware such as DB servers, game servers, web servers, etc., and related software for the operation of the game.
13.
When “A” receives personal information of the clients from “B”, they must manage it in good faith, and when violation of such obligations leads to problems such as the leak of personal information, “A” will be held liable and must make compensation for damages.

14.
If a third party infringes upon the intellectual property rights related to the game, “A” must take care of the matter swiftly at their own expense and liability, and make sure there is no problem sustaining the game.

15.
As the proper rights holder of the game, “A” cannot infringe upon the rights and liabilities of third parties, and if civil or criminal law suits are filed against “B” for the violation of such rights or liabilities, “A” must exempt “B” from liability at their own expense and liability.

16.	When demanded by “B” for the “service” “A” provides all information and access rights required for security inspections and in this case, “B” will make compensation for damages caused by “B.”
17.	“A” must actively cooperate with “B” regarding the gathering of data for the overall execution of operations and marketing by “B”. Details are to be determined through mutual consultation.
18.
As operator of the “service,” “A” must abide by the pertinent laws and requests of administrative institutions regarding tasks such as registration as communications vendor, user agreements, and consent to handling of personal information etc.

19.	As the original service provider of “this game,” “A” holds the rights and responsibilities to the original service.

Article 6 (Obligations of “B”)
1.	As the game channel provider, “B” makes sure that the “channeling service” through “Hangame” is provided smoothly.
2.
In order to fulfill the obligations of the previous section, “B” conducts QA (Quality Assurance) on security and certification prior to “channeling service”. “B” can adjust the channeling service schedule in accordance with the results of QA.

3.
With the exception of unavoidable circumstances such as natural disasters or emergencies, “B” must provide members with stable “channeling service” during the term of contract. However, when suspension of service is unavoidable for the purpose of regular maintenance and technical requirements, “B” must notify “A” in advance.

4.
For the purpose of client management, “A” can request “B” for access to client information, and “B” must immediately comply. The information provided in such cases is limited to information needed to ameliorate the game through better customer support and consideration of client opinions etc.

5.	“B” provides client support service related to the billing and cyber money (“Hancoins”) of “B.”
6.	Upon expiration or cancellation of the contract with “A,” “B” strives to provide stable termination of service for a certain period of time in consideration of the interest of the members.

Article 7 (Obligation of Mutual Provision of Information)
1.	When deemed necessary for the provision of the game, “B” can request that “A” provide the source of game contents and related materials.
2.	“A” can request to view the service provision history of “B.”
3.
When there is a change of address or contact information, “A” and “B” must notify the other party immediately, and the damages incurred by the lack of such notification will be borne by all responsible parties.

Article 8 (Intellectual Property Rights Etc.)
1.	“A” states and guarantees that they possess the intellectual property rights and all other rights needed for the execution of “this contract”.
2.	“B” states and guarantees that they are the legal holders of the rights to the “billing system” they provide.
3.	The ownership of all database on member information for the “channeling service” lies with “B.” However, in the case of article 6 section 4, the required information may be provided to “A.”

4.
IN the case that the statements or guarantees in this article being false lead to the filing of civil or criminal lawsuits against a party, the responsible party must bear all of the expenses and liability.

Article 9 (Prohibition of Transfer of Rights)
“A” and “B” cannot transfer the rights and obligations of “this contract” to a third party without prior written consent from the other party. However, this does not apply in the case of mergers and acquisitions.

Article 10 (Promotion, Marketing, Advertisement)
1.	After the connection of “this game,” “A” and “B” confer and decide on the execution of online promotion and marketing after the stabilization of “this game” in advance.
2.	After signing this contract, the marketing activities of “B” and the channel that clients access through the “Naver” search will be “Hangame” of “B.”
3.	When “A” or “B” needs to access the operating site of the other party for marketing reasons, they must consult one another and make decisions in advance.
4.	For the purposes of promoting and marketing of “this game,” “A” and “B” can use the BI, CI, and trademarks of the other party with prior consent and in accordance with the guidance of the other party.
5.	“A” and “B” must confer beforehand with regards to the medial promotion activities of “this game.”

Article 11 (Distribution and Settlement of Business Expenses Etc.)
1.	“A” and “B” each bears an equal 50% of all “business expenses” accrued after the “channeling service” of “this game” and during the term of contract of “this contract.”
2.
“A” notifies “B” of the basis of calculation and total amount of the monthly “business expenses” in writing or through electronic documents not later than 5 working days into the month after the month in question.

3.
When “B” has no objection to the notification in the previous section, “A” sends “B” tax statements for 50% of the “business expenses” not later than 5 working days into the month after the month in question, and “B” pays the amount in question to “A” not later than the end of the month after the tax statements were issued.

4.	When “B” has objections to the notification in section 2, the amount is to be adjusted as per mutual agreement.
5.	With regards to the distribution of business expenses as per this article, “A” distributes part of the “publishing profits” to “B” in accordance with article 13 section 3 of “this contract.”

Article 12 (Charged Service and Billing Etc.)
1.	The ultimate purpose of “this game” of “A” is “charged service” provided to the members of “B.”
2.	The timing, method, and rates of the “charged service” of “this game” will be decided on by mutual agreement between “A” and “B” in consideration of the rates of games already in the market etc.
3.	The application of rates will be the same for “A”’s own site and “B”’s “Hangame.”
4.
In order to provide smooth “channeling service” to the members of “B,” organic connection with other contents in “B”’s “Hangame” can be made possible, and such integration is to be decided upon through prior mutual agreement between “A” and “B.”

5.
In order for members of “B” to use “charged service” in “this game,” “B” is to build a system that converts “Hancoins” into “Cash” which can be used in “this game.” “A” actively provides support for all matters required by “B” for the building of said system.

6.	“A” allows members of “B” to use the “Cash” converted as per the previous item in “this game” for purchasing items and using other charged services.

Article 13 (Subject of Profit Distribution and Profit Distribution)
1.
With regards to the “channeling service” provided by “B” in accordance to “this contract,” “A” pays “B” 40% (VAT included) of the “subject of profit distribution” stipulated below starting in the first month of charged service. The “subject of profit distribution” is defined as the “Hancoin Exhaustion” minus the “Hancoin Handling Fee,” expressed as the following equation.

[Subject of profit distribution = Hancoin Exhaustion - Hancoin Handling Fee]
2.	In addition to section 1, the “Hancoin Handling Fee” of the “Hancoin Exhaustion” will be borne by “A” at the beginning of the first month of charged service.
3.	Starting from the month of initiating publishing service, “A” pays “B” 40% (VAT included) of the “publishing profits” excluding the profits accrued from “Channeling Service” of “Hangame”

Article 14 (Standards of Settlement)
1.	“A” and “B” cannot illegally delete, modify, or add to the LOG information they each possess.
2.	“B” adds up the service results of the contents of “A” by service time and allows “A” to view the results, and “A” can request “B” to allow them to view the detailed contents provision data.

Article 15 (Method of Payment)
1.
After “charged service” is initiated, “A” notifies “B” of the basis of sales calculations and income distribution details regarding the amount stipulated in article 13 not later than 2 working days into the month after the month in question in writing or by electronic documents.

2.
When “B” has no objections to the notification of section 1, “A” sends tax statements for the amount to be paid to “B” calculated using the profit distribution method in article 13 section 1 and the amount corresponding to the “Hancoin Handling Fee” as per article 13 section 2 not later than 5 working days into the month after the month in question, and “B” pays “A” the amount calculated by deducting the “Hancoin Exhaustion” from the amount in said tax statements by the end of the month following the month in which the tax statements were issued.

3.
When “B” has objections to the notification in section 1, the parties should reach an agreement on the settlement, but when no such agreement is reached by 5 working days after receiving the notification, the settlement is made in accordance to the amount in section 1 and the difference reflected in the next month’s settlement.

4.	If the payment dates mentioned in sections 1, 2, and 3 of this article are public holidays, they are deemed to refer to the first working day after the holiday.
5.
Even after “this contract” is terminated, expired, or cancelled, the parties must fulfill their obligations to settle existing sales in good faith, and if the contract is cancelled in the middle of the month, the amount of settlement is to be calculated based on the number of days.

Article 16 (Audit of the Publishing Service Profits Distribution Materials)
1.
“A” may not revise or correct the “publishing service” details illegally, and must maintain the “publishing service” details and profit distribution-related materials (“publishing profit distribution materials”) for the period of time stipulated by law.

2.
During the term of the contract or within 2 years after expiration or termination of the contract and with prior written notice to “A,” “B” can inspect and audit the data of  “A” on total sales, net sales, etc., directly or through public auditors designated by “B” up to once a year. Such auditing will be conducted during the operating hours of “A” without disturbing the normal operation activities of “A.” The expenses of auditing will be borne by “B.”

3.
If results of the audit of section 2 above show that the payments made are less than they should have been, “A” pays the unpaid amount by the end of the month following the month of issuance of the tax statements to “B.” In this case, interest of 9% a year should also be paid in addition to the unpaid amount.

4.	If results of the audit of section 2 above show that the paid amount is greater than it should have been, then “A”
(1)	Returns the surplus to “B” within 30 working days from the day of discovering such surplus payment, or
(2)	Deducts the surplus payment from the future payments “B” is to make to “A.”
The parties may only conduct after the fact settlement of profit distribution in accordance with the regulations of this article and when auditing is not conducted during the term specified in section 2 above or after the fact settlement has been conducted after conducting the audit in accordance with section 2, after the fact settlement cannot be demanded again for any reasons for the distribution of profits of the term in question.

Article 17 (Cancellation)
1.
When a party is liable for violating the provisions of “this contract,” the other party can notify the violating party of the violation in writing and cancel the contract in writing if no measures are taken within 1 month.

2.	When a party falls under the following conditions, the other party can immediately cancel “this contract” through written notification without any prior notice.
(1)
When processes for the interruption of transactions with financial institutions, dissolution, composition, corporate reorganization, bankruptcy etc., or similar proceedings are initiated against a party.

(2)	When significant obstruction to the “service” has taken place or is rationally expected to take place due to serious violation of the law committed or social criticism incurred by a party.
(3)
When the execution of “this contract” is rendered impossible or deemed extremely difficult due to the fact that decisions of provisional seizure, provisional attachment injunctions, public sales, auction initiation etc., regarding important assets of a party required for “this contract” are rendered.

(4)	When a party receives an order of cancellation or suspension of operations from the courts or authorities.
(5)	When “B” cannot provide “channeling service” because “A” does not satisfy the standards set by article 5 section 5 or due to stability issues.
3.	Both parties can cancel the contract when executing the contract becomes difficult due to natural disasters, force majeure etc.

Article 18 (Effects of Cancellation)
1.	When one party cancels the contract, this contract loses its validity from that point on.
2.	The cancellation or termination of the contract does not affect the demand of compensation.
3.	In the case of termination or cancellation of this contract, “B” does not return information including user information owned by “B”, unless “A” holds the copyrights etc.

Article 19 (Compensation)
1.
When the contract is cancelled in accordance with article 17 sections 1 and 2, the party that caused damages due to violation of contract must make compensation to the other party. The scope of compensation is to be determined in accordance with the Commercial Act and Civil Act.

2.	When the contract is cancelled in accordance with article 17 section 3, the party exercising the right to cancel cannot demand the other party to make compensation or execute the contract.
3.	When a party receives damage due to violations of “this contract” other than the 2 previous sections, the liable party must make compensations for all damages.

Article 20 (Confidentiality)
1.
The parties can only use the information and materials exchanged in relation to “this contract” to fulfill the purpose of this contract and cannot provide or release such information or materials to third parties without the written consent of the other party.

2.	When damages occur due to the violation of this article, the liable party must compensate the other party for all damages.
3.	This article remains in effect during and after the termination of this contract.

Article 21 (Alterations to the Contract)
When it is necessary to amend or supplement parts of this contract, alterations can be implemented by a letter of agreement signed by “A” and “B.”

Article 22 (Good Faith)
“A” and “B”, recognizing that all services promoted under “this contract” are joint operations, cooperate in the execution of “this contract” and other matters in good faith.

Article 23 (Court of Jurisdiction)
The Seoul Central District Court will be the court of jurisdiction for all conflicts between the parties with regards to “this contract.”

Article 24 (Other)
1.	When conflicts arise between “A” and ”B” regarding “this contract,” the principle is to resolve through mutual consultation.
2.
When part of the terms or provisions of “this contract” are invalid, ineffective, or unenforceable, the other provisions of “this contract” are not affected. However, such terms and provisions are enforceable and valid to the maximum extent possible within the boundaries of the law.

For the purpose of evidencing this contract, 2 copies of this lease contract are to be drafted, signed, and sealed, and the “licensee” and “licensor” shall each keep a copy.

April 16, 2010

“A” WEBZEN Inc. 14 Floor, Daerung Post Tower 2nd 182-13 Guro-Dong Guro-Gu Seoul, Korea 152-790 Representative Director Kim, Chang Keun	“B” NHN Corporation 178-1 Jungja-dong, Bundang-gu, Gyeonggi-do Green Factory Representative Director Kim, Sang Hun

<Annex 1. Details of Business Expenses>
These details of business expenses are drafted in order to clarify the scope and standards for “A” and “B” to jointly bear the expenses of providing stable service of “HUXLEY: The Dystopia.”

1.	Term of Sharing Expenses
1)	Term of Sharing: Start date of OBT service ~ Approximately 1 month after commercialization (until June 30, 2010)
2)	Stabilization Period: Day after completing of OBT service(July 1, 2010) ~ Termination date of contract

2.	Shared Expense Items
1)	System H/W: 48 month depreciation applied
2)	System S/W: 60 month depreciation applied
3)	System Operations Expenses: IDC service fee, 상면적 expenses etc.,
4)	Wages: System management and monitoring, game operation GM, call center, web design and development, DB and development support, Game & Balance QA etc., inserted M/M
5)	CDN (Contents Delivery Network) Fee: Monthly actual expense calculations

3.	Main Standard Unit Prices
1)	System Operations Expenses: 700,000KRW/month for each server rack
2)	Wages
Level	Degree and Experience			Expense
	PhD	Masters	Bachelors	Cost (month)
Technician				8,814,000
Expert Technician	3 yrs or more	9 yrs or more	12 yrs or more	7,800,000
High Level Technician	Less than 3 yrs	6~9 yrs	9~12 yrs	5,850,000
Mid Level Technician		3~6 yrs	6~9 yrs	4,862,000
Low Level Technician		Less than 3 yrs	Less than 6 yrs	3,640,000

3)	CDN Expenses
A.	OBT Service Term: Mixed usage of the server download method for stable downloading and the P2P method for cutting costs.
i.	Server Download Method: Total 5G (8,000KRW per 1Mb) – 1 month flat rate
ii.	P2P Download Method: Total 5G (4,000KRW per 1Mb) – Only usable after exceeding server download data limit (5G)
※ However, in the case of data traffic for the P2P method, it was decided by agreement to provide all services within a maximum expense limit of 8 million KRW.
B. Stabilization Period: Approximately 1 month after OBT service, check the traffic at the time and reevaluate to proceed with the contract.

4.	Settlement Cycle and Method
	Item	Note
Settlement Cycle	Settle Monthly
Settlement Method	Quarterly plan → monthly alterations report → monthly spending details and bill (5th of the following month) → verification of details → payment (end of following month)
	Sharing of quarterly plans	- “A” shares the quarterly plans with “B” to confer in advance on the expected system operations expenses and wages to be invested in that quarter
	Monthly alterations report	- When alterations need to be made to the system operations expenses and wages on the quarterly plans, “A” shares the alterations report with “B” by the 5th working day of each month
Expense Report
- “A” submits the expense report of the previous month along with pertinent documents to “B” by the 5th of the following month.
- “B” compares the expense report and pertinent documents with quarterly plans and monthly alteration reports, and when differences exist, “B” can request “A” to verify, upon which “A” provides “B” with further details of expenses.
- Based on the expense report and pertinent documents submitted to “B,” “A” issues tax statements by the 5th working day of the following month, and “B” pays in cash by the final day of the month during which the tax statements were received.

Other	However, CDN expenses will be included and settled in the expense report of the following month based on actual expenses.

5.	Expected Expense Standard Chart for the Terms of Sharing Expenses
Item	Expected Amount of Investment
	OBT Term	Stabilization Term
System H/W(Game & DB Server, Storage)	1.0	1.0
System S/W (OS, SQL DB)	1.0	1.0
System Operations Expenses	3.0	3.0
System Management and Monitoring – 24 hrs (Mid Level)	0.5	0.5
Game Operations GM – 24 hrs (Mid Level)	2.0	1.5
Game Operations GM – 24 hrs (Low Level)	3.0	3.0
Call Center Client Consultation (Low Level)	1.0	0.5
Web Design and Development (Mid Level)	1.0	0.5
DB and Development Support (Mid Level)	0.5	0.3
Game & Ballence QA (Mid Level)	1.0	1.0
CDN Fees	6,000 MB	1,500 MB
However, the expected investment levels during the stabilization period as mentioned above are subject to change due to changes in goals and indexes etc.